Exhibit 99.5

Cook County State’s Attorney’s Office Selects NICE Justice Digital
Evidence Management to Streamline Criminal Justice

NICE Justice will help the nation’s second-largest U.S. prosecutor’s office serving the Chicago metro area efficiently manage growing volumes of digital evidence to deliver timelier justice for victims

Hoboken, N.J., July 19, 2023 – NICE (Nasdaq: NICE) today announced that the Cook County State’s Attorney’s Office (CCSAO), the second largest prosecutor’s office in the United States, will be deploying NICE Justice, one of the solutions in NICE’s Evidencentral platform, to streamline its criminal justice process. NICE Justice will help the State’s Attorney’s Office manage growing volumes of digital evidence with ease, reduce case backlogs and administer swifter justice. Covering the Chicago metro area and other Cook County municipalities, the CCSAO serves the 5.2 million residents of Cook County through representation in criminal prosecutions and civil matters.

The NICE Justice solution digitally transforms how state’s attorneys and office staff receive, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in software for transcoding proprietary video, transcription, redacting videos and documents, tagging video, creating photobooks and video clips, and sequencing evidence on timelines.

Chris Wooten, Executive Vice President, NICE, said, “We’re excited to partner with the Cook County State’s Attorney’s Office on this important digital transformation. In addition to promoting timelier justice for victims, NICE Justice can raise morale by lightening the administrative workload so attorneys can get back to the important work of pursuing the truth and prosecuting cases.”

Cook County State's Attorney Kimberly M. Foxx, said, “Our mission is to pursue justice with an aim toward creating a safer, stronger Cook County. Our investment in NICE Justice will help us deliver on this promise by modernizing how we manage digital evidence so we can speed up prosecutions and deliver timelier justice for victims.”

Matthew Saniie, Chief Data & Technology Officer for the Cook County State’s Attorney’s Office, added, “Our office reviews tens of thousands of felony cases annually and the digital evidence associated with these cases is staggering. Video from cell phones, doorbell cameras, CCTV and body-worn cameras has become ubiquitous. Cases can include hundreds of hours of video and other large digital files, which need to be uploaded, analyzed, copied and shared. NICE Justice will remove the administrative burden of these manual tasks, while enabling us to use digital evidence to its fullest potential to prosecute crimes.”

The Cook County State’s Attorney’s Office intakes digital evidence from over 120 police departments, including the Chicago Police Department. Each municipality has its own way of sharing evidence. This creates added work for office personnel who need to manually upload and catalog evidence from file sharing systems, CDs, hard drives and thumb drives. NICE Justice will streamline this process by providing one online portal for all law enforcement agencies to upload their digital evidence.

NICE Justice also eliminates duplicate work and storage costs. Because evidence resides in the cloud and can be securely shared and accessed, there’s no need to make copies of digital evidence as a case moves through the criminal justice process, from intake staff to the felony review unit and on to assistant state attorneys. Discovery with defense attorneys is also simplified through a fully trackable electronic sharing process.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Cook County State’s Attorney’s Office
The Cook County State’s Attorney’s Office (CCSAO) is the nation’s second-largest prosecutor’s office and is led by Cook County’s first Black woman State’s Attorney Kim Foxx. Foxx brings her vision to this office to fairly administer justice in the pursuit of thriving, healthy, and safe communities for every person who steps foot in Cook County, no matter their race, income, or zip code. Foxx has been recognized as one of the most progressive prosecutors through her forward-thinking, innovative strategies to intercept the cycles of violence and crime and bring change to a criminal justice system rooted in systemic racism. More info at https://www.cookcountystatesattorney.org/. Follow @SAKimFoxx on Instagram, Twitter, and Facebook and @CookCountySAO on Twitter and Facebook.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.